CROSSHAIR EXPLORATION & MINING CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED JULY 31, 2011

(Unaudited)
(Expressed in Canadian Dollars)

CROSSHAIR EXPLORATION & MINING CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
 (Expressed in Canadian Dollars)
 (Unaudited)
ASSETS	JULY 31, 2011	APRIL 30, 2011	MAY 1, 2010
		(Note 15)	(Note 15)
Current assets
Cash and cash equivalents	$8,728,712	$9,931,585	$3,427,511
Marketable securities	928,723	860,784	358,823
Receivables	189,596	227,974	135,981
Prepaid expenses	444,840	145,584	283,611

	10,291,871	11,165,927	4,205,926

Reclamation bonds	280,240	17,563	26,477

Equipment (Note 4)	172,743	181,834	380,705

Exploration and evaluation assets (Note 5)	10,245,831	10,180,650	9,706,467

	$20,990,685	$21,545,974	$14,319,575

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payables and accrued liabilities	$1,802,184	$278,350	$798,623
Due to related parties (Note 10)	290,395	72,407	4,294
	2,092,579	350,757	802,917

Other liability	109,116	239,261	218,273

Future reclamation provisions (Note 6)	279,988	282,162	290,458

Provisions (Note 14)	400,000	400,000	200,000
	2,881,683	1,272,180	1,511,648
Shareholders' equity
Capital stock (Note 8)
Authorized
Unlimited number of common shares without par value
Issued: 47,477,151 (April 30, 2011 – 47,477,151, May 1, 2010 - 32,869,373) common shares	77,976,032	77,976,032	70,611,490
Reserves (Note 8)	22,148,440	21,446,326	17,461,981
Deficit	(82,015,470)	(79,148,564)	(75,265,544)

	18,109,002	20,273,794	12,807,927

	$20,990,685	$21,545,974	$14,319,575
Nature of Operations and Going Concern (Note 1)
Commitments (Note 7), Provisions (Note 14), Subsequent Events (Note 16)
Approved on October 12, 2011 on behalf of the Board:
“M”Mark J. Morabito”	Director	“Ian B. Smith”	Director
MarMark J. Morabito		Ian B. Smith
The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR EXPLORATION & MINING CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
THREE MONTHS ENDED JULY 31
(Expressed in Canadian Dollars)
(Unaudited)

	2011	2010
EXPENSES		(Note 15)
Interest (Note 6)	$5,490	$5,810
Depreciation	9,091	26,787
Audit and accounting	42,700	19,517
Consulting	62,821	26,882
Director fee	1,193	-
Exploration and evaluation	1,787,903	398,975
Insurance	6,788	15,675
Investor relations	64,258	34,885
Legal	22,270	31,583
Misc. geological work	70	3,119
Management fees	117,500	119,999
Office and administration	42,390	17,676
Rent	18,040	19,020
Share-based compensation (Note 8)	702,114	57,990
Transfer agent and filing fees	31,460	32,591
Travel	15,458	11,291
Wages and salaries	102,765	65,684
	(3,032,311)	(887,484)

OTHER INCOME(EXPENSES)
Interest income	21,794	1,221
Loss on foreign exchange	(3,605)	(94)
Unrealized gain (loss)–marketable securities	17,071	(79,738)
	35,260	(78,611)
Loss before income tax	(2,997,051)	(966,095)
Flow-through share premium	130,145	44,998
Loss for the period	$(2,866,906)	$(921,097)

Basic and diluted loss per common share	$(0.06)	$(0.03)

Weighted average number of common shares outstanding	47,477,151	32,869,373

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED JULY 31
(Expressed in Canadian Dollars)
     (Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	2011	2010
Loss for the period	$(2,866,906)	$(921,097)
Items not affecting cash:
Interest	5,490	5,810
Depreciation	9,091	26,787
Flow-through share premium	(130,145)	(44,998)
Share-based compensation	702,114	57,990
Unrealized loss–foreign exchange	3,605	-
Unrealized (gain) loss–marketable securities	(17,071)	79,738
Non-cash working capital item changes
Receivables	38,378	40,264
Due to related parties	217,988	18,442
Prepaid expenses	(299,256)	70,691
Payables and accrued liabilities	1,522,572	(165,276)

Net cash used in operating activities	(814,140)	(831,649)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation	(72,845)	(64,088)
Acquisition of equipment	-	(2,368)
Acquisition of marketable securities	(53,211)	-
Reclamation bonds	(262,677)	5,000

Net cash used in investing activities	(388,733)	(61,456)

CASH FLOWS FROM FINANCING ACTIVITIES
Share issuance costs	-	(47,709)

Net cash used in financing activities	-	(47,709)

Net change in cash and cash equivalents during the period	(1,202,873)	(940,814)

Cash and cash equivalents, beginning of period	9,931,585	3,427,511
Cash and cash equivalents, end of period	$8,728,712	$2,486,697
Cash and cash equivalents
Cash	1,369,893	961,976
Liquid short term investments	7,358,819	1,524,721
	$8,728,712	$2,486,697
Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
 (Expressed in Canadian Dollars)
 (Unaudited)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total
Balance, April 30, 2010 and May 1, 2010	32,869,373	$70,611,490	$17,461,981	$(75,265,544)	$12,807,927
Share issuance costs	-	(47,709)	-	-	(47,709)
Share-based compensation for the period	-	-	57,990	-	57,990
Loss for the period	-	-	-	(921,097)	(921,097)
Balance, July 31, 2010	32,869,373	70,563,781	17,519,971	(76,186,641)	11,897,111
Issued for:
Fractional rounding from share consolidation	(124)	-	-	-	-
Flow-through private placement– Nov 2010	3,750,000	2,167,956	457,044	-	2,625,000
Private placement – Nov 2010	9,999,999	4,811,726	2,188,274	-	7,000,000
Share issuance costs	-	(1,397,089)	519,101	-	(877,988)
Exercise of stock options	200,000	877,911	(711,911)	-	166,000
Exercise of warrants	657,903	951,747	(196,238)	-	755,509
Share-based compensation for the period	-	-	1,670,085	-	1,670,085
Loss for the period	-	-	-	(2,961,923)	(2,961,923)
Balance, April 30, 2011	47,477,151	77,976,032	21,446,326	(79,148,564)	20,273,794
Share-based compensation for the period	-	-	702,114	-	702,114
Loss for the period	-	-	-	(2,866,906)	(2,866,906)
Balance, July 31, 2011	47,477,151	$77,976,032	$22,148,440	$(82,015,470)	$18,109,002

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Exploration & Mining Corp. (the "Company" or “Crosshair”) is an exploration stage company whose common shares trade on the TSX and NYSE Amex and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company was incorporated under the laws of British Columbia on September 2, 1966.  All of the Company’s resource properties are located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

During the year ended April 30, 2011 the Company consolidated its common shares on the basis of one post-consolidated share for every four pre-consolidated common shares held (Note 8).  All references to share amounts have been retroactively restated to reflect the share consolidation.

2.           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The condensed interim financial statements have been prepared in accordance with IFRS as adopted by Canada on January 1, 2011, and by the Company on May 1, 2011. The Company’s transition date is May 1, 2010. This represents the Company’s first application of IFRS as at and for the three months ended July 31, 2011, including fiscal 2011 comparative periods. The financial statements have been prepared in accordance with IFRS 1, “First- time Adoption of International Reporting Standards” and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the international Accounting Standards Board (“IASB”).

A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been applied retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended April 30, 2011, prepared in accordance in Canadian GAAP. Certain disclosures that are required for annual financial statements prepared in accordance with IFRS are not included in these interim financial statements nor in the Company’s financial statements for the year ended April 30, 2011. The impact of the transition from GAAP to IFRS is explained in Note 15.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

2.           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (cont’d...)

The interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of condensed interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results  differ from assumptions made, relate to, but are not limited to, the following:

i)	The carrying value and the recoverability of exploration and evaluation assets, which are included in the condensed interim consolidated statements of financial position.
ii)	The inputs used in accounting for share-based compensation expense included in profit and loss.
iii)	The recognition of deferred tax assets
iv)	The provision for future reclamation costs

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp and 448018 Exploration Inc. as well as Bootheel LLC in which the Company has 75% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as  to  obtain  benefits from  its  activities. All intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp	British Columbia, Canada	100%	Exploration and evaluation of mineral properties
448018 Exploration, Inc.	Nevada, United States	100%	Exploration and evaluation of mineral properties
Bootheel LLC	Colorado, United States	75%	Exploration and evaluation of mineral properties

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

3.           SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments. Interest earned is recognized immediately in operations.

Financial Instruments

All financial instruments are initially recognized at fair value on the balance sheet. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss (“FVTPL”), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.

Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are subsequently measured at amortized cost using the effective interest method. The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	Held for trading	Fair value
Receivables	Loans and receivables	Amortized cost
Marketable securities	Held for trading	Fair value
Reclamation bonds	Held for trading	Fair value
Accounts payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents and marketable securities has been measured using Level 1 inputs.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

3.           SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Exploration and Evaluation

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire mineral properties are capitalized as incurred. Costs related to the exploration and evaluation of mineral properties are expensed as incurred. The Company considers mineral rights to be intangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each mineral property to be a separate cash generating unit.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future reclamation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of reclamation of mineral interest (exploration and evaluation assets). The net present value of future rehabilitation cost estimates is capitalized to the related assets along with a corresponding increase in the reclamation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Leasehold improvements	3 years and 3 months
Furniture and equipment	20%
Computer and office equipment	30%
Computer software	45%
Exploration equipment	20%

Equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Impairment

At each financial position reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Flow-Through Shares

Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is initially recorded to other liabilities and then included in income at the same time the qualifying expenditures are made.

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes stock-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting instalment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Income Taxes

Income tax on profit or loss for the year comprises of current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is recorded using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The reporting currency of the Company is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Any gains or losses resulting from translation have been included in the statement of operations and comprehensive loss.

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

New standards to be adopted

In November 2009, the IASB published IFRS 9, “Financial Instruments”, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entitles would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income. IFRS 9 is effective for the Company on January 1, 2013. Early adoption is permitted and the standard is required to be applied retrospectively. There is not expected to be a significant impact on the Company upon implementation of the issued standard.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

4.           EQUIPMENT

Leasehold Improvements		Furniture and Equipment		Computer and Office Equipment		Computer Software		Exploration Equipment		Total
Cost at May 1, 2011 and April 30, 2011	$	-	$	-	$	-	$	-	$	396,291	$ 396,291
Current period additions		-		-		-		-		-	-
Cost at July 31, 2011	$	-	$	-	$	-	$	-	$	396,291	$ 396,291
Accumulated depreciation at May 1, 2011 and April 30, 2011	$	-	$	-	$	-	$	-	$	214,457	$ 214,457
Current period depreciation/depletion		-		-		-		-		9,091	9,091
Accumulated depreciation at July 31, 2011	$	-	$	-	$	-	$	-	$	223,548	$ 223,548
Net book value at May 1, 2011 and April 30, 2011	$	-	$	-	$	-	$	-	$	181,834	$ 181,834
Net book value at July 31, 2011	$	-	$	-	$	-	$	-	$	172,743	$ 172,743

	Leasehold Improvements		Furniture and Equipment		Computer and Office Equipment		Computer Software		Exploration Equipment		Total
Cost at May 1, 2010 and April 30, 2010	$	69,986	$	203,254	$	159,002	$	71,008	$	396,292	$ 899,542
Current period additions		-		-		2,368		-		-	2,368
Cost at July 31, 2010	$	69,986	$	203,254	$	161,370	$	71,008	$	396,292	$ 901,910
Accumulated depreciation at May 1, 2010 and April 30, 2011	$	53,836	$	146,866	$	91,890	$	49,876	$	176,369	$ 518,837
Current period depreciation/depletion		5,383		2,819		5,212		2,377		10,996	26,787
Accumulated depreciation at July 31, 2010	$	59,219	$	149,685	$	97,102	$	52,253	$	187,365	$ 545,624
Net book value at May 1, 2010 and April 30, 2010	$	16,150	$	56,388	$	67,112	$	21,132	$	219,923	$ 380,705
Net book value at July 31, 2010	$	10,767	$	53,569	$	64,268	$	18,755	$	208,927	$ 356,286

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

5.           EXPLORATION AND EVALUATION ASSETS

	CMB $	CMB JV $	Bootheel Project $	Golden Promise $	Juniper Ridge $	Total $
Balance, May 1, 2010 and April 30, 2010	2,156,774	2,515,422	3,646,949	1,387,322	-	9,706,467

Acquisition costs	200,000	-	40,903	335	232,945	474,183
Balance April 30, 2011	2,356,774	2,515,422	3,687,852	1,387,657	232,945	10,180,650

Acquisition costs	-	-	37,601	23,185	4,395	65,181
Balance July 31, 2011	2,356,774	2,515,422	3,725,453	1,410,842	237,340	10,245,831

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is currently involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. The Company has accrued $400,000 as a contingent liability in the event that the Company is not successful in the dispute. (See Note 14). The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 56,250 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., to acquire all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 2,500,000 common shares with a value of $5,100,000 and 1,875,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk free interest rate of 2.5%; expected life of 3 years; dividend rate of 0%; and volatility of 84%.  $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Expedition.  Expedition retains a 2% net smelter return (“NSR”) royalty on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  In July 2008, Crosshair also subscribed for 2,222,222 units of Expedition at a price of $0.45 per unit.  Each unit consists of one common share of Expedition and one share purchase warrant entitling Crosshair to purchase an additional common share of Expedition at a price of $0.65 on or before July 29, 2010.  Expedition warrants expired unexercised on July 29, 2011.

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC (“BHP LLC”), subject to certain royalties, by completing expenditures totalling US $3,000,000 and issuing 125,000 common shares on or before June 7, 2011.  As of April 30, 2011, the Company, through Target, has earned its 75% interest in BHP LLC.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”).

As per the original property option earn-in agreement the Company issued 5,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 663,750 common shares with a market value of $686,608 during the year ended April 30, 2009.  Crosshair will provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

5.	EXPLORATION AND EVALUATION ASSETS (cont’d…)

Golden Promise  (cont’d…)

Golden Promise Property (cont’d...)

Upon the successful completion of the initial $2,000,000 exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 100,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp.(“Strathmore”)  to acquire the Juniper Ridge Uranium Property (the “Property”).  The aggregate total price for a 100% interest in the Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.
2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

5.         EXPLORATION AND EVALUATION ASSETS (cont’d…)

Juniper Ridge Uranium Property (cont’d…)

Title to the Juniper Ridge property will be conditionally transferred to the Company by Strathmore upon making the initial payments of US$700,000 (US$250,000 of which is payable in common shares of Crosshair). US$200,000 of this amount has been paid, and the remaining US$500,000 will be paid on or before October 29, 2011.  The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1,500,000 for each 1% of the Gross Revenue Royalty.

6.	FUTURE RECLAMATION PROVISIONS

	July 31, 2011		April 30, 2011		April 30, 2010 and May 1, 2010
Beginning balance	$282,162		290,458		$676,484
Change in estimates	(7,664	) 3	(31,237	) 2	(440,934	) 1
Interest expense	5,490		22,941		54,908

Ending balance	$279,988		282,162		$290,458

1 The Company revised its estimates down from the previous year based on new information regarding potential reclamation costs to be incurred in the future.

2 The Company revised its prior estimates based on new information regarding the estimated dates of abandonment of the mineral property interests.

3 The Company revised its estimates due to new information.

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise and Bootheel mineral properties for cleanup costs.   These costs are anticipated to be incurred between 2013 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $300,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.  Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

7.           COMMITMENTS

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company is currently involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. The Company has accrued $400,000 as a contingent liability in the event that the Company is not successful in the dispute. (See Note 14). The Company is also required to complete a bankable feasibility study that is due on or before November 10, 2013. In addition, as at April 30, 2011, the Company is required to spend approximately $288,669 over the next fiscal year  (net of recoveries from the government of Newfoundland and joint venture partner) to maintain the highest potential claims.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

8.           CAPITAL STOCK AND RESERVES

Share and warrant issuances

There were no share issuances during the three months ended July 31, 2011.

During the year ended April 30, 2011, common shares were issued as follows:

•
On December 15, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares.  The 146,993,893 pre-consolidated common shares were reduced to 36,748,349 post consolidated common shares (after taking into account the cancellation of 124 shares due to fractional rounding). Stock options and warrants were similarly adjusted. All references to share and per share amounts have been retroactively restated to reflect the share consolidation.

•
On November 23, 2010, the Company closed a brokered private placement of 3,750,000 flow-through units (the “flow-through units”) at a price of $0.80 per flow-through unit for gross proceeds of $3,000,000. The proceeds have been allocated based on the relative fair values of common shares and warrants as follows: common shares $2,542,956 and warrants $457,044. Each flow-through unit consisted of one flow-through common share and one half of one warrant (the “Warrant”); 1,875,000 in total.  Each whole Warrant is exercisable for one non flow-through common share at an exercise price of $1.25 per common share until November 23, 2012. Each flow-through unit consists of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act.

On  November 23, 2010, the Company also closed a brokered private placement of subscription receipts for gross proceeds of $7,000,000.  The proceeds have been allocated based on the relative fair value of common shares and warrants as follows: common shares $4,811,726 and warrants $2,188,274. The subscription receipts were subject to certain escrow release conditions.   The escrow release conditions were as follows: (i) shareholder approval of the offering of subscription receipts; and (ii) the completion of the consolidation of the Company’s Common Shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding. These conditions were met on December 16, 2010, and thus the subscription receipts were converted to 9,999,999 units (the “Units”) at a price of $0.70 per Unit.  Each Unit consisted of one common share and one common share purchase warrant (a “Warrant”) with each Warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months.   The Company issued broker’s warrants exercisable to acquire 1,375,000 broker’s units (“Broker’s Units”) at an exercise price of $0.70 per Broker’s Unit (valued at $519,101), for a period of 24 months, expiring on November 23, 2012.  Each Broker’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months, expiring on November 23, 2012. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 1.7%, expected life of 2 years, annualized volatility of 104%, and dividend rate of 0%.

•
657,903 warrants with an exercise price ranging from $1.00 to $1.40 per warrant were exercised for gross proceeds of $755,509.  An amount of $196,238, representing the fair value of these warrants on granting was reclassified from contributed surplus to share capital on exercise. In connection with the exercise of agent warrants 168 warrants with an exercise price of $1.20 and 63,920 warrants with an exercise price of $1.40 were issued. The 63,920 warrants issued were immediately exercised (and are included in the total warrants exercised of 657,913).

•
200,000 stock options with an exercise price ranging from $0.60 to $0.92 were exercised for gross proceeds of $166,000. An amount of $711,911, representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

8.           CAPITAL STOCK AND RESERVES (cont’d....)

Warrants

The following is a summary of warrants outstanding at July 31, 2011, April 30, 2011 and April  30, 2010 and changes during the periods then ended.

	July 31, 2011		April 30, 2011		April 30, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Outstanding, beginning of the period	17,043,796	$1.37	4,387,6 14	$2.41	4,619,450	$5.23
Issued	-	-	13,314,08 7	1.01	2,512,614	1.23
Exercised	-	-	(657,903)	1.15	-	-
Expired	(1,875,000)	4.00	-	-	(2,744,450)	6.06
Cancelled due to fractional rounding	-	-	(2) )	-	-	-
Outstanding, end of the period	15,168,796	$1.05	17,043,7 96	$1.37	4,387,614	$2.41

At July 31, 2011, the following warrants were outstanding:

Outstanding	Exercise Price ($)	Expiry Date
813,125	1.20	November 19, 2011
124,831	1.02	November 19, 20111
127,500	1.02	November 19, 2011
168	1.20	November 19, 2011
900	1.00	December 15, 2011
852,273	1.60	April 1, 2012
9,999,999	1.00	November 23, 2012
1,875,000	1.25	November 23, 2012
1,375,000	0.70	November 23, 2012
15,168,796	1.05

(1) These warrants were issued to the Agent in connection with the private placement on November 19, 2009. Each warrant is exercisable into one common share and one warrant exercisable into one common share at an exercise price of $1.20, expiring on November 19, 2011

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

8.           CAPITAL STOCK AND RESERVES (cont’d....)

Stock options

On December 15, 2010 the Company’s shareholders approved the amendment of the Company’s Stock Option Plan (the “Amended Plan”) to a 10% rolling plan.  The Amended Plan allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the Amended Plan may not have a term exceeding 10 years and vesting provisions at the discretion of the Board of Directors.

The following is a summary of stock options outstanding at July 31, 2011, April 30, 2011, and April 30, 2010, and changes during the period then ended.

	July 31, 2011		April 30, 2011	April 30, 2010
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of period	5,074,621	$ 1.43	2,905,882	$ 1.52	2,495,625	$ 2.58
Exercised	-	-	(200,000)	0.83	(6,250)	0.60
Cancelled	-	-	(271,261)	1.42	(800,625)	3.85

Expired	-	-	(175,000)	3.94	(118,750)	1.80
Granted	650,000	0.67	2,815,000	1.44	1,335,882	0.98

Outstanding, end of period	5,724,621	$ 1.33	5,074,621	$ 1.43	2,905,882	$ 1.52

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

8.           CAPITAL STOCK AND RESERVES (cont’d…)

Stock options (cont’d…)

At July 31, 2011, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
66,000	66,000	1.40	August 29, 20111
6,000	6,000	2.08	November 15, 2011
37,500	37,500	0.92	March 6, 2012
25,000	25,000	3.48	March 23, 2012
27,000	27,000	3.44	May 1, 2012
198,490	198,490	4.00	August 29, 2012
25,000	25,000	0.92	October 15, 2012
62,500	62,500	3.52	May 23, 2013
30,000	30,000	1.88	June 5, 2013
37,500	37,500	2.00	August 1, 2013
387,500	387,500	1.08	September 15, 2013
162,500	162,500	0.60	October 23, 2013
87,500	87,500	1.08	October 27, 2013
638,750	638,750	1.08	May 28, 2014
12,500	-	0.76	August 10, 2014
293,381	293,382	0.88	November 30, 2014
25,000	25,000	0.80	December 21, 2014
137,500	137,500	0.84	January 6, 2015
2,580,000	645,000	1.44	December 21, 2015
100,000	50,000	1.95	January 7, 2016
135,000	-	1.12	April 1, 2016
650,000	-	0.67	July 20, 2016
5,724,621	2,942,122
     1  Subsequently expired

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the three months ended July 31, 2011 the Company recognized share-based compensation expense of $702,114 (July 31, 2011 - $57,990).  The weighted average fair value of options granted in the period was $0.57 (2011 - $Nil).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted and re-priced during the periods ended July 31, 2011, July 31, 2010:

	July 31, 2011	July 31, 2010

Risk-free interest rate	1.55%	-
Expected life of options	3 years	-
Annualized volatility	163%	-
Expected forfeiture	4.78%	-
Dividend rate	0%	-

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

8.           CAPITAL STOCK AND RESERVES (cont’d…)

Share-based compensation (cont’d…)

The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche. The expected volatility is based on the Company’s historical prices. Expected forfeitures are based on forfeitures for comparable companies.

9.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash investing and financing transactions during the period ended July 31, 2011 and July 31, 2010.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

10.           RELATED PARTY TRANSACTIONS

The Company’s related parties consist of directors, companies controlled by a former director of the Company, and companies owned by officers and directors as follows:

Related Party	Nature of Transactions
EGM Exploration Group Management Corp. (“EGM Corp.”) – owned by Mark Morabito, a director and an officer	Corporate services (salaries and benefits, investor relations, rent, office and administration, travel, geological consulting fees)
ArkOrion Enterprises Inc. – controlled by Adam Kniec, a former officer	Consulting fees
MJM Consulting – controlled by Mark Morabito, a director and an officer	Management fees
Sundance Geological Ltd. – controlled by Stewart Wallis, a director and an officer	Management fees
Bevo Beaven Corporate Communications – controlled by Horace Beaven, an officer	Investor relations
Ian Smith - a director	Wages and salaries, director fee, stock-based compensation
Jay Sujir - a director	Wages and salaries, director fee, stock-based compensation
Rick Gill - a director	Wages and salaries, director fee, stock-based compensation
Mark Morabito - a director and an officer	Stock based compensation
Chris Collingwood - a director	Wages and salaries, director fee, stock-based compensation
Joseph Miller - a director	Wages and salaries, director fee, stock-based compensation
Stewart Wallis - a director and an officer	Stock-based compensation
Sonya Atwal - an officer	Wages and salaries, Stock-based compensation
Sheila Paine - an officer	Wages and salaries, Stock-based compensation
Mark Ludwig – an officer	Stock-based compensation
Horace H. Beaven – an officer	Stock-based compensation
Adam Kniec – a former officer	Stock-based compensation

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

10.           RELATED PARTY TRANSACTIONS (cont’d…)

During the periods ended July 31, 2011 and 2010, the Company entered into the following transactions with related parties:

	2011	2010
Expenses:
Management fees	$117,500	$119,999
Consulting	43,214	23,783
Wages and salaries	102,765	61,282
Director fee	1,193	-
Investor relations	12,762	214
Office and administration	32,960	13,442
Rent	16,325	16,631
Transfer agent and filing fees	21,833	-
Travel	787	489
Stock-based compensation	299,562	36,238
Exploration and evaluation expenses:
Geological consulting fees	200,534	125,711

	$849,435	$397,789

Amounts due  to related parties as at July 31, 2011 included the following:

EGM Exploration Group Management Corp. - $290,395 (April 30, 2011 - $72,407, May 1, 2010 - $4,294)

Amounts due to related parties included in payables and accrued liabilities as at July 31, 2011 included the following:

Sundance Geological Ltd. - $22,400 (April 30, 2011 - $Nil, May 1, 2010 - $15,750)

The amounts due to related parties are non-interest bearing, with no fixed terms of the repayment. The fair values of the amounts due to the related parties cannot be determined as there are no special terms of repayment.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

11.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North America.

	July 31, 2011	April 30, 2011	May 1, 2010

Equipment:

United States	$4,478	$4,714	$5,788
Canada	168,265	177,120	374,917
	$172,743	$181,834	$380,705
Exploration and evaluation:

United States	$3,962,793	$3,920,797	$3,646,949
Canada	6,283,038	6,259,853	6,059,518
	$10,245,831	$10,180,650	$9,706,467

12.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral properties, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes its components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company manages its exposure to USD currency fluctuations by keeping a sufficient amount of US dollars on hand.

The Company’s investment policy is to invest its cash, not otherwise designated for strategic investments, in highly liquid short-term interest-bearing R1-High investment rated (DBRS) investments with maturities of 90 days or less from the original date of acquisition.

The Company completed an equity financing in the third quarter of 2011 to carry on its operations for the next 12 months and beyond July 31, 2012.

The Company currently is not subject to externally imposed capital requirements.  There were no changes in the Company’s approach to capital management.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

13.           FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s other financial instruments, being cash and cash equivalents, and marketable securities, under the fair value hierarchy are based on level one quoted prices in active markets for identical assets or liabilities.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 12 to the condensed consolidated interim financial statements.  Accounts payable relating to exploration and evaluation assets and other accounts payable and accrued liabilities are due within one year.  Management believes the Company has sufficient funds to meets its liabilities as they become due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over daily.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

As at July 31, 2011, the Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at July 31, 2011, the Company has accounts payable denominated in US dollars of $671,826 and cash of $30,057 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $61,321 gain/loss.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

14.           PROVISIONS

Litigation with Expedition Mining Inc. (formerly known as Universal Uranium Ltd.)

In April 2009, Crosshair commenced an action in British Columbia Supreme Court against Expedition Mining Inc. (“Expedition”) alleging that Expedition had knowledge of trades that artificially inflated the market price of shares of Expedition at the time that Crosshair agreed to purchase property and securities of Expedition.  The action relates to certain agreements Crosshair entered into with Expedition to acquire all of Expedition’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Expedition by way of a private placement.

On April 29, 2010, the Company entered into a definitive agreement with Expedition to settle all outstanding litigation between Crosshair and Expedition.

The settlement agreement requires Crosshair and Expedition to file a consent dismissal order dismissing both the Crosshair claim and the Expedition counterclaim. Neither company paid any funds to the other pursuant to the terms of settlement.

Crosshair has also entered into a voting trust agreement (the “2010 Voting Trust Agreement”). Pursuant to the 2010 Voting Trust Agreement, Crosshair will either abstain from voting its shares in Expedition or vote those shares in favour of Expedition management’s proposals for a period of thirty-six months. As of April 30, 2011, Crosshair held 2,222,222 Expedition shares.

As per the original voting trust agreement between Crosshair and Expedition signed on July 30, 2008 (the “2008 Voting Trust Agreement”), Expedition was also required to either abstain from voting its shares in Crosshair or vote those shares in favour of Crosshair management’s proposals. As of April 30, 2011, Expedition held 1,875,000 Crosshair warrants.

Pursuant to the settlement, beginning April 2010 and for the next twelve months, both Crosshair and Expedition were required to report on a monthly basis to the other in writing advising of the number of shares in the other they have purchased or sold in the preceding month.  In the case of a breach of these requirements the 2010 Voting Trust Agreement becomes null and void. Since Expedition complied with the terms of the settlement the Voting Trust Agreement remains in full force until July 30, 2013.

Litigation with Lewis Murphy

On October 10, 2004, the Company entered in an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleges he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy is seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

14.           PROVISIONS (cont’d…)

Litigation with Lewis Murphy (cont’d…)

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favour of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. The appeal hearing is expected to occur in October 2011; however, there can be no assurance that any appeal will be resolved in favour of the Company. On April 12, 2011, Mr. Murphy commenced an action to recover an additional $200,000 that he claims is due as an advance royalty payment for November 2010. The company is defending this claim but there can be no assurance that this action will be resolved in favour of the Company. As a result $400,000 has been accrued and is recorded in mineral properties as at July 31, 2011.

15.	FIRST-TIME ADOPTION OF IFRS

As stated in Note 2, these consolidated financial statements are the Company’s first interim condensed consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 2 have been applied in preparing the condensed interim consolidated financial statements for the period ended July 31, 2011 and 2010, the consolidated financial statements for the year ended April 30, 2011 and the opening IFRS statement of financial position on May 1, 2010, the "Transition Date".

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended July 31, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS.

Decommissioning liabilities (asset retirement obligations)

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires remeasurement of the asset retirement obligation at each period end to reflect changes due to changes in various assumptions. The Company has elected to utilize this exemption which allows the Company to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision has been accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at the transition date and thereafter.

Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity. However, in accordance with IFRS 1, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS. The Company has elected to utilize this exemption, and therefore not separate the two components of prior flow-through share issuances for which the related expenditures had been fully renounced as of the date of transition to IFRS.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

15.	FIRST-TIME ADOPTION OF IFRS (cont’d…)

 (b)           Reconciliations

The adoption of IFRS has resulted in changes to the Company’s reported financial position, results of operations, and   operating and investing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes, see the discussion in Notes to the IFRS Reconciliations below.

The May 1, 2010 Canadian GAAP Consolidated Balance Sheets have been reconciled to IFRS as follows:

Balance Sheet	CGAAP	IFRS Adjustments	IFRS	Notes

Current assets
Cash and cash equivalents	$ 3,427,511	$ -	$ 3,427,511
Marketable securities	358,823	-	358,823
Receivables	135,981	-	135,981
Prepaid expenses	283,611	-	283,611
	4,205,926	-	4,205,926
Non-current assets
Reclamation bonds	26,477	-	26,477
Equipment	380,705	-	380,705
Exploration and evaluation assets	30,385,684	(20,679,217)	9,706,467	(iii)
	30,792,866	(20,679,217)	10,113,649

	$ 34,998,792	$ (20,679,217)	$ 14,319,575
Current liabilities
Accounts payable and accrued liabilities	$ 798,623	$ -	$ 798,623
Due to related parties	4,294	-	4,294
	802,917	-	802,917
Non-current liabilities
Other liabilities	-	218,273	218,273	(ii)
Future reclamation provisions	290,458	-	290,458
Provisions	200,000	-	200,000
	1,293,375	218,273	1,511,648

Capital stock	70,162,104	449,386	70,611,490	(ii)
Reserves	17,237,949	224,032	17,461,981	(i)
Deficit	(53,694,636)	(21,570,908)	(75,265,544)	(ii,iii)
	33,705,417	(20,897,490)	12,807,927

	$ 34,998,792	$ (20,679,217)	$ 14,319,575

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

15.	FIRST-TIME ADOPTION OF IFRS (cont’d…)

The Canadian GAAP Consolidated Balance Sheet for July 31, 2010 has been reconciled to IFRS as follows:

Balance Sheet	CGAAP	IFRS Adjustments	IFRS	Notes

Current assets
Cash and cash equivalents	$ 2,486,697	$ -	$ 2,486,697
Marketable securities	279,085	-	279,085
Receivables	95,717	-	95,717
Prepaid expenses	212,920	-	212,920
	3,074,419	-	3,074,419
Non-current assets
Reclamation bonds	21,477	-	21,477
Capital assets	356,286	-	356,286
Exploration and evaluation assets	30,848,747	(21,078,192)	9,770,555	(iii)
	31,226,510	(21,078,192)	10,148,318

	$ 34,300,929	$ (21,078,192)	$ 13,222,737
Current liabilities
Accounts payable and accrued liabilities	$ 633,347	$ -	$ 633,347
Due to related parties	22,736	-	22,736
	656,083	-	656,083
Non-current liabilities
Other liabilities	-	173,275	173,275	(ii)
Future reclamation provisions	296,268	-	296,268
Provisions	200,000	-	200,000

Capital stock	70,114,395	449,386	70,563,781	(ii)
Reserves	17,372,563	147,408	17,519,971	(i)
Deficit	(54,338,380)	(21,848,261)	(76,186,641)	(i),(ii),(iii)
	33,148,578	(21,078,192)	11,897,111

	$ 34,300,929	$ (21,078,192)	$ 13,222,737

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

15.	FIRST-TIME ADOPTION OF IFRS (cont’d…)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the period ended July 31, 2010 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes
Interest	5,810	-	5,810
Depreciation	26,787	-	26,787
Audit and accounting	19,517	-	19,517
Consulting	26,882	-	26,882
Exploration and evaluation	-	398,975	398,975	(iii)
Insurance	15,675	-	15,675
Investor relations	34,885	-	34,885
Legal	31,583	-	31,583
Management fees	119,999	-	119,999
Misc. geological work	3,119	-	3,119
Office and administration	17,676	-	17,676
Rent	19,020	-	19,020
Share- based compensation	134,614	(76,624)	57,990	(i)
Transfer agent & filing	32,591	-	32,591
Travel	11,291	-	11,291
Wages and salaries	65,684	-	65,684

Loss before other items	(565,133)	(322,351)	(887,484)

Interest income	1,221	-	1,221
Foreign exchange gains (losses) - realized	(1,097)	-	(1,097)
Foreign exchange gains (losses) - unrealized	1,003	-	1,003
Securities gains (losses) - unrealized	(79,738)	-	(79,738)
Flow-through share premium	-	44,998	44,998	(ii)

	(78,611)	44,998	(33,613)

Loss for the period	(643,744)	(277,353)	(921,097)

Retained earnings (deficit) - beginning of period	(53,694,636)	(21,570,908)	(75,265,544)
Retained earnings (deficit) - end of period	(54,338,380)	(21,848,261)	(76,186,641)

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

15.	FIRST-TIME ADOPTION OF IFRS (cont’d…)

The Canadian GAAP consolidated statement of cash flow for the period ended July 31, 2010 has been reconciled to IFRS as follows:

	CGAAP	Adjustments	IFRS	Ref
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (643,744)	$ 76,624	$ (921,097)	(i)
		(398,975)		(iii)
		44,998		(ii)
Item not affecting cash:
Interest	5,810	-	5,810
Depreciation	26,787	-	26,787
Flow-through share premium	-	(44,998)	(44,998)	(ii)
Share- based compensation	134,614	(76,624)	57,990	(i)
Unrealized losses (gains) on marketable securities	79,738	-	79,738
	(396,795)	(398,975)	(795,770)
Changes in non-cash working capital items:
Accounts receivables	40,264	-	40,264
Prepaid expenses	70,691	-	70,691
Accounts payable and accrued liabilities	61,193	(226,469)	(165,276)	(iii)
Due to related party	18,442	-	18,442
Net cash used in operating activities	(206,205)	(625,444)	(831,649)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equip.	(2,368)	-	(2,368)
Reclamation bonds	5,000	-	5,000
Exploration and evaluation	(689,532)	625,444	(64,088)	(iii)
Net cash used in investing activities	(686,900)	625,444	(61,456)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issuance costs	(47,709)	-	(47,709)
Net cash used in financing activities	(47,709)	-	(47,709)

Increase in cash during the period	(940,814)	-	(940,814)

Cash, beginning of the period	3,427,511	-	3,427,511

Cash, end of the period	$ 2,486,697	-	$ 2,486,697

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

15.	FIRST-TIME ADOPTION OF IFRS (cont’d…)

The Canadian GAAP Consolidated Balance Sheet for the year ended April 30, 2011 has been reconciled to IFRS as follows:

Balance Sheet	CGAAP	IFRS Adjustments	IFRS	Notes

Current assets
Cash and cash equivalents	9,931,585	-	9,931,585
Marketable securities	860,784	-	860,784
Receivables	227,974	-	227,974
Prepaid expenses	145,584	-	145,584
	11,165,927	-	11,165,927

Non-current assets
Reclamation bonds	17,563	-	17,563
Capital assets	181,834	-	181,834
Exploration and evaluation assets	31,733,095	(21,552,445)	10,180,650	(iii)
	31,932,492	(21,552,445)	10,380,047

	$ 43,098,419	(21,552,445)	$ 21,545,974
Current liabilities
Accounts payable and accrued liabilities	278,350	-	278,350
Due to related parties	72,407	-	72,407
	350,757	-	350,757
Non-current liabilities
Other liabilities	-	239,261	239,261	(ii)
Future reclamation provisions	282,162	-	282,162
Provisions	400,000	-	400,000
	1,032,919	239,261	1,272,180

Capital stock	77,151,646	824,386	77,976,032	(ii)
Reserves	20,695,209	751,117	21,446,326	(i)
Deficit	(55,781,355)	(23,367,209)	(79,148,564)	(i)(ii), (iii)
	42,065,500	(21,791,706)	20,273,794

	$ 43,098,419	$ (21,552,445)	$ 21,545,974

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

15.	FIRST-TIME ADOPTION OF IFRS (cont’d…)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes
Interest	22,941	-	22,941
Depreciation	60,948	-	60,948
Audit and accounting	76,548	-	76,548
Consulting	215,985	-	215,985
Exploration and evaluation	-	873,228	873,228	(iii)
Insurance	65,975	-	65,975
Investor relations	157,235	-	157,235
Legal	247,543	-	247,543
Management fees	461,664	-	461,664
Office and administration	99,089	-	99,089
Property investigations	9,924	-	9,924
Rent	54,065	-	54,065
Share- based compensation	1,200,990	527,085	1,728,075	(i)
Transfer agent & filing	166,036	-	166,036
Travel	58,157	-	58,157
Wages and salaries	359,103	-	359,103
		-
Loss before other items	(3,256,203)	(1,400,313)	(4,656,516)

Interest income	34,748	-	34,748
Gain (loss) on asset disposition	(110,291)	-	(110,291)
Gain (loss) on foreign exchange	(6,934)	-	(6,934)
Unrealized gain (loss) - marketable securities	501,961	-	501,961

	419,484	-	419,484

Flow-through share premium	750,000	(395,988)	354,012	(ii)

Loss for the period	(2,086,719)	(1,796,301)	(3,883,020)

Retained earnings (deficit) - beginning of period	(53,694,636)	(21,570,908)	(75,265,544)
Retained earnings (deficit) - end of period	(55,781,355)	(23,367,209)	(79,148,564)

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

15.	FIRST-TIME ADOPTION OF IFRS (cont’d…)

The Canadian GAAP consolidated statement of cash flow for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	CGAAP	Adjustments	IFRS	Ref
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (2,086,719)	$ (527,085)	$ (3,883,020)	(i)
		(873,228)		(iii)
		(395,988)		(ii)
Item not affecting cash:
Interest	22,941	-	22,941
Depreciation	60,948	-	60,948
Loss on sale of equipment	110,291	-	110,291
Flow-through share premium	(750,000)	395,988	(354,012)	(ii)
Share- based compensation	1,200,990	527,085	1,728,075	(i)
Unrealized loss(gain) on foreign exchange	2,089	-	2,089
Unrealized loss (gain) on marketable securities	(501,961)	-	(501,961)
	(1,941,421)	(873,228)	(2,814,649)
Changes in non-cash working capital items:
Accounts receivables	(91,993)	-	(91,993)
Prepaid expenses	138,027	-	138,027
Accounts payable and accrued liabilities	(138,497)	(12,180)	(150,677)	(iii)
Due to related party	68,113	-	68,113
Net cash used in operating activities	(1,965,771)	(885,408)	(2,851,179)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equip.	(2,368)	-	(2,368)
Proceeds on sale of equipment	30,000	-	30,000
Reclamation bonds	8,914	-	8,914
Exploration and evaluation	(1,562,513)	885,408	(677,105)	(iii)
Net cash used in investing activities	(1,525,967)	885,408	(640,559)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and warrants for cash, net of costs	9,995,812	-	9,995,812
Net cash used in financing activities	9,995,812	-	9,995,812
Increase in cash during the period	6,504,074	-	6,504,074
Cash, beginning of the period	3,427,511	-	3,427,511
Cash, end of the period	$ 9,931,585	-	$ 9,931,585

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

15.	FIRST-TIME ADOPTION OF IFRS (cont’d…)

Notes to the IFRS reconciliations:

i)	Share-based payments

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting installment within the option grant. Each installment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each installment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at July 31, 2010, this accounting policy change resulted in an increase in reserves of $147,408 (May 1, 2010 - $224,032, April 30, 2011 - $751,117) and a corresponding increase in share-based compensation expense. During three month ended July 31, 2010, share-based compensation expenses were decreased by $76,624.

ii)	Flow through shares

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Under IFRS, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", are recorded as an other liability. When expenditures are renounced, a flow-through share premium is recognized and the other liability is reversed. The net amount is recognized as a flow-through premium. As at July 31, 2010, this accounting policy change resulted in an increase in share capital of $449,386 (May 1, 2010 - $449,386, April 30, 2011 - $824,386), an increase of $173,275 (May 1, 2010-$218,273, April 30, 2011 - $239,261) in the amount of an other  liability, an increase in the deficit of $622,661 (May 1, 2010 - $667,659, April 30, 2011 - $1,063,647), and an increase (decrease) of $44,998 (May 1, 2010 -$Nil, April 30, 2011 - $(395,988)) in the amount of the flow-through share premium.

iii)	Exploration and Evaluation Accounting

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). Under existing Canadian GAAP, the Company followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, the Company changed the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  As at July 31, 2011, this change of policy resulted in a decrease of $21,078,192 (May 1, 2010 - $20,679,217, April 30, 2011 - $21,552,445) in the carrying value of resource properties and a corresponding increase of $21,078,192 (May 1, 2010 - $20,679,217, April 30, 2010 - $21,552,445) in deficit.

CROSSHAIR EXPLORATION & MINING CORP.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
July 31, 2011
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	SUBSEQUENT EVENTS

The following transactions occurred subsequent to July 31, 2011:

On August 28, 2011, the Company delivered a proposal to Australian American Mining Corporation Limited (“AusAm”) for the acquisition of AusAm’s United States uranium assets, namely the Apex/Lowboy Project, Lone Star Project and Rio Puerco Project (the “AusAm Uranium Assets”).

Under the proposal, AusAm would receive consideration of US$12.85 million for the AusAm Uranium Assets payable in Crosshair shares. In return, Crosshair would acquire the AusAm Uranium Assets and be responsible for progressing them and enhancing their future value.